Exhibit 4.7

DESCRIPTION OF SECURITIES
This summary of general terms and provisions of the capital stock of Piper Sandler Companies, a Delaware corporation (the “Company,” “we” and “our”), does not purport to be complete and is subject to and qualified by reference to our Amended and Restated Certificate of Incorporation, as amended (the “Certificate of Incorporation”), and our Amended and Restated Bylaws (the “Bylaws,” and together with the Certificate of Incorporation, our “Governing Documents”), each of which is included as an exhibit to the Company’s most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission. For additional information, please refer to our Governing Documents and to the applicable provisions of Delaware General Corporation Law (the “DGCL”). Our common stock, as described below, is our only class of securities that is registered under Section 12(b) of the Securities Exchange Act of 1934, as amended, and listed in The New York Stock Exchange under the ticker symbol “PIPR.”
General
Our authorized capital stock consists of 100,000,000 shares of common stock, par value $0.01 per share, and 5,000,000 shares of preferred stock, par value $0.01 per share.
Common Stock
The holders of our common stock are entitled to one vote per share for each share held of record on all matters to be voted upon by our stockholders. Subject to preferences that may be applicable to any of our outstanding series of preferred stock, the holders of our common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by our board of directors out of funds legally available for that purpose. In the event of our liquidation, dissolution or winding-up, the holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of our preferred stock, if any, then outstanding.
Holders of our common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to our common stock.
Preferred Stock
Our Certificate of Incorporation authorizes 1,000,000 shares of a series of preferred stock designated as “Series A Junior Participating Preferred Stock” which has certain voting, dividend and other rights that differ from our common stock as further described therein. Additionally, our board of directors has the authority, without action by our stockholders, to designate and issue additional shares of our preferred stock in one or more series and to designate the rights, preferences and privileges of each series, which may differ from the rights of our common stock and any other series of preferred stock. Our board of directors may also increase or decrease the number of shares of any such series of preferred stock (but not below the number of shares then outstanding). While it is not possible to state the actual effect of the issuance of shares of Series A Junior Participating Preferred Stock or other series of preferred stock, the effects might include, among other things:

•	decreasing the amount of earnings and assets available for distribution to holders of common stock and other series of preferred stock,

•	adversely affecting the rights and powers, including voting rights, of holders of common stock and other series of preferred stock,

•	impairing the liquidation rights of holders of our common stock and other series of preferred stock, or

•	having the effect of delaying, deferring or preventing a change in control of the Company.
Anti-takeover Effects of Our Governing Documents and Delaware Law
Some provisions of Delaware law and our Governing Documents contain certain provisions that may be characterized as anti-takeover provisions. These provisions could make the following more difficult:

•	acquisition of us by means of a tender offer,

•	acquisition of us by means of a proxy contest or otherwise, or

•	removal of our incumbent officers and directors.
These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions also are designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection give us the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us and outweigh the disadvantages of discouraging those proposals because negotiation of them could result in an improvement of their terms.
Size of Board and Vacancies
Our Certificate of Incorporation provides that the number of directors on our board of directors will be fixed exclusively by our board of directors. Newly created directorships resulting from any increase in our authorized number of directors or any vacancies in our board of directors resulting from death, resignation, retirement, disqualification, removal from office or other cause will be filled solely by the vote of our remaining directors in office.

Elimination of Stockholder Action by Written Consent
Our Bylaws eliminate the right of our stockholders to act by written consent. Stockholder action must take place at the annual or a special meeting of our stockholders.
Special Stockholder Meetings
Under our Governing Documents, only our chairman and our board of directors may call special meetings of our stockholders.
Requirements for Advance Notification of Stockholder Nominations and Proposals
Our Bylaws establish advance notice procedures with respect to stockholder proposals and nomination of candidates for election as directors other than nominations made by or at the direction of our board of directors or a committee of our board of directors.
Delaware Anti-takeover Law
We are subject to Section 203 of the DGCL, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date such person became an interested stockholder, unless the business combination or the transaction in which such person became an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person that, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own,15 percent or more of a corporation’s voting stock. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by our board of directors, including discouraging attempts that might result in a premium over the market price for the shares of our common stock.
Supermajority Voting
Our Governing Documents provide that amendments to provisions involving special meetings of stockholders, stockholder action by written consent, general powers of the board of directors, the number and tenure of directors, removal of directors, vacancies on the board and the supermajority amendment provision of our Governing Documents require an affirmative vote of the holders of not less than 80 percent of the voting power of all outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class.
No Cumulative Voting
Our Governing Documents do not provide for cumulative voting in the election of directors.
Undesignated Preferred Stock
The authorization of our undesignated preferred stock makes it possible for our board of directors to issue our preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes of control of our management.